HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended September 30, 2023 and 2022

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Revenues
Distribution (includes related party revenues of $90 and $267 (2022 - $71 and $213) for the three and nine months ended September 30, respectively) (Note 23)	1,329	1,458	4,123	4,289
Transmission (includes related party revenues of $589 and $1,695 (2022 - $558 and $1,587) for the three and nine months ended September 30, respectively) (Note 23)	594	562	1,708	1,597
Other	11	11	34	32
	1,934	2,031	5,865	5,918

Costs
Purchased power (includes related party costs of $456 and $1,609 (2022 - $555 and $1,753) for the three and nine months ended September 30, respectively) (Note 23)	854	963	2,662	2,829
Operation, maintenance and administration (Note 23)	293	296	957	870
Depreciation, amortization and asset removal costs (Note 4)	248	240	747	735
	1,395	1,499	4,366	4,434

Income before financing charges and income tax expense	539	532	1,499	1,484
Financing charges (Note 5)	143	122	423	358

Income before income tax expense	396	410	1,076	1,126
Income tax expense (Note 6)	36	100	165	247
Net income	360	310	911	879

Other comprehensive income (loss) (Note 7)	—	2	(12)	14
Comprehensive income	360	312	899	893

Net income attributable to:
Noncontrolling interest	3	3	7	7
Common shareholders	357	307	904	872
	360	310	911	879

Comprehensive income attributable to:
Noncontrolling interest	3	3	7	7
Common shareholders	357	309	892	886
	360	312	899	893

Earnings per common share (Note 21)
Basic	$0.60	$0.51	$1.51	$1.46
Diluted	$0.59	$0.51	$1.51	$1.45

Dividends per common share declared (Note 20)	$0.30	$0.28	$0.87	$0.83

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At September 30, 2023 and December 31, 2022

As at (millions of Canadian dollars)	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	59	530
Accounts receivable (Note 8)	748	767
Due from related parties (Note 23)	299	282
Other current assets (Note 9)	183	281
	1,289	1,860

Property, plant and equipment (Note 10)	26,298	25,077
Other long-term assets:
Regulatory assets (Note 12)	3,186	2,964
Deferred income tax assets	117	114
Intangible assets (Note 11)	645	608
Goodwill	373	373
Other assets (Note 13)	579	461
	4,900	4,520
Total assets	32,487	31,457

Liabilities
Current liabilities:
Short-term notes payable (Note 16)	927	1,374
Long-term debt payable within one year (Notes 16, 17)	700	733
Accounts payable and other current liabilities (Note 14)	1,327	1,274
Due to related parties (Note 23)	95	271
	3,049	3,652

Long-term liabilities:
Long-term debt (Notes 16, 17)	13,802	13,030
Regulatory liabilities (Note 12)	1,307	1,123
Deferred income tax liabilities	1,005	715
Other long-term liabilities (Note 15)	1,561	1,545
	17,675	16,413
Total liabilities	20,724	20,065

Contingencies and Commitments (Notes 25, 26)
Subsequent Events (Note 28)

Noncontrolling interest subject to redemption	20	20

Equity
Common shares (Note 19)	5,706	5,699
Additional paid-in capital	29	34
Retained earnings	5,944	5,562
Accumulated other comprehensive (loss) income	(1)	11
Hydro One shareholders’ equity	11,678	11,306

Noncontrolling interest	65	66
Total equity	11,743	11,372
	32,487	31,457

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended September 30, 2023 and 2022

Nine months ended September 30, 2023 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2023	5,699	34	5,562	11	11,306	66	11,372
Net income	—	—	904	—	904	5	909
Other comprehensive loss (Note 7)	—	—	—	(12)	(12)	—	(12)
Distributions to noncontrolling interest	—	—	—	—	—	(6)	(6)
Dividends on common shares (Note 20)	—	—	(522)	—	(522)	—	(522)
Common shares issued	7	(7)	—	—	—	—	—
Stock-based compensation	—	2	—	—	2	—	2
September 30, 2023	5,706	29	5,944	(1)	11,678	65	11,743

Nine months ended September 30, 2022 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2022	5,688	38	5,174	(12)	10,888	68	10,956
Net income	—	—	872	—	872	5	877
Other comprehensive income (Note 7)	—	—	—	14	14	—	14
Distributions to noncontrolling interest	—	—	—	—	—	(6)	(6)
Dividends on common shares (Note 20)	—	—	(494)	—	(494)	—	(494)
Common shares issued	11	(8)	—	—	3	—	3
Stock-based compensation	—	4	—	—	4	—	4
September 30, 2022	5,699	34	5,552	2	11,287	67	11,354

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and nine months ended September 30, 2023 and 2022

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2023	2022	2023	2022
Operating activities
Net income	360	310	911	879
Environmental expenditures	(3)	(5)	(27)	(24)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	215	212	651	637
Regulatory assets and liabilities	26	(3)	1	18
Deferred income tax expense	22	91	128	226
Other	4	2	20	29
Changes in non-cash balances related to operations (Note 24)	18	(13)	(40)	(107)
Net cash from operating activities	642	594	1,644	1,658

Financing activities
Long-term debt issued	425	—	1,475	—
Long-term debt repaid	—	—	(731)	(601)
Short-term notes issued	2,120	1,730	5,480	4,590
Short-term notes repaid	(2,295)	(1,650)	(5,930)	(4,120)
Dividends paid (Note 20)	(177)	(167)	(522)	(494)
Distributions paid to noncontrolling interest	(2)	(2)	(8)	(8)
Common shares issued	—	—	—	3
Costs to obtain financing	(1)	(1)	(7)	(5)
Net cash from (used in) financing activities	70	(90)	(243)	(635)

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(581)	(478)	(1,643)	(1,452)
Intangible assets	(36)	(28)	(95)	(81)
Change in future use assets	(59)	—	(133)	—
Capital contributions received	—	3	2	13
Other	(1)	(7)	(3)	(18)
Net cash used in investing activities	(677)	(510)	(1,872)	(1,538)

Net change in cash and cash equivalents	35	(6)	(471)	(515)
Cash and cash equivalents, beginning of period	24	31	530	540
Cash and cash equivalents, end of period	59	25	59	25

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and nine months ended September 30, 2023 and 2022
1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). At September 30, 2023, the Province held approximately 47.1% (December 31, 2022 - 47.2%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
The Company's transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP).
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
Rate Setting
Hydro One Networks
On August 15, 2021, Hydro One Networks filed a custom Joint Rate Application (JRAP) for distribution rates and transmission revenue requirement for the period from 2023-2027. On November 29, 2022, the Ontario Energy Board (OEB) issued a Decision and Order approving the application and issued its final rate order for 2023-2027 transmission and distribution rates. As part of this decision, the OEB approved revenue requirement of $1,952 million for 2023, $2,073 million for 2024, $2,168 million for 2025, $2,277 million for 2026 and $2,362 million for 2027 for the Transmission Business. The OEB also approved revenue requirement of $1,727 million for 2023, $1,813 million for 2024, $1,886 million for 2025, $1,985 million for 2026 and $2,071 million for 2027 for the Distribution Business.
Deferred Tax Asset (DTA)
On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision. On April 8, 2021, the OEB rendered its decision and order (DTA Implementation Decision) regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. See Note 12 - Regulatory Assets and Liabilities for additional details.
Hydro One Remotes
On August 31, 2022, Hydro One Remotes filed its distribution rate application for 2023-2027. On March 2, 2023, the OEB approved Hydro One Remote Communities' 2023 revenue requirement of $128 million with a price cap escalator index for 2023-2027, and a 3.72% rate increase effective May 1, 2023.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2022, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2022.

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	No impact upon adoption
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	No impact upon adoption
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2023	2022	2023	2022
Depreciation of property, plant and equipment	194	188	568	555
Amortization of intangible assets	18	19	56	58
Amortization of regulatory assets	3	5	27	24
Depreciation and amortization	215	212	651	637
Asset removal costs	33	28	96	98
	248	240	747	735
5.    FINANCING CHARGES

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2023	2022	2023	2022
Interest on long-term debt	144	125	426	373
Interest on short-term notes	14	9	36	14
Interest on regulatory accounts	4	3	13	5
Realized (gain) loss on cash flow hedges (interest-rate swap agreements) (Notes 7, 17)	—	(2)	(2)	2
Other	3	4	12	12
Less: Interest capitalized on construction and development in progress	(20)	(16)	(53)	(47)
Interest earned on cash and cash equivalents	(2)	(1)	(9)	(2)
DTA carrying charges	—	—	—	1
	143	122	423	358

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
6.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax recovery or expense, respectively. The Company’s consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2023	2022	2023	2022
Income before income tax expense	396	410	1,076	1,126
Income tax expense at statutory rate of 26.5% (2022 - 26.5%)	105	108	285	298

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(42)	(22)	(103)	(74)
Impact of DTA Implementation Decision[1]	—	24	48	72
Overheads capitalized for accounting but deducted for tax purposes	(17)	(7)	(35)	(20)
Interest capitalized for accounting but deducted for tax purposes	(7)	(5)	(16)	(14)
Pension and post-retirement benefit contributions in excess of pension expense	1	2	(4)	(8)
Environmental expenditures	(2)	—	(6)	(7)
Other	(2)	—	(5)	(1)
Net temporary differences attributable to regulated business	(69)	(8)	(121)	(52)
Net permanent differences	—	—	1	1
Total income tax expense	36	100	165	247

Effective income tax rate	9.1%	24.4%	15.3%	21.9%
1 Pursuant to the DTA Implementation Decision, the amounts represent the recovery of DTA amounts that were previously shared with ratepayers which ended June 30, 2023. See Note 12 - Regulatory Assets and Liabilities.
7.    OTHER COMPREHENSIVE INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2023	2022	2023	2022
Gain (loss) on cash flow hedges (interest-rate swap agreements) (Notes 5, 17)[1]	—	2	(4)	12
Gain (loss) on transfer of other post-employment benefits (OPEB) (Note 18)	—	—	(8)	2
	—	2	(12)	14
1 No realized gain for the three months ended September 30, 2023 (2022 - after-tax $1 million gain and before-tax $2 million gain), and $2 million after-tax realized gain (2022 - $1 million loss) and $2 million before-tax realized gain (2022 - $2 million loss) on cash flow hedges reclassified to financing charges for nine months ended September 30, 2023.
8.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	September 30, 2023	December 31, 2022
Accounts receivable - billed	388	357
Accounts receivable - unbilled	418	473
Accounts receivable, gross	806	830
Allowance for doubtful accounts	(58)	(63)
Accounts receivable, net	748	767

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2023 and the year ended December 31, 2022:

(millions of dollars)	September 30, 2023	December 31, 2022
Allowance for doubtful accounts – beginning	(63)	(56)
Write-offs	14	25
Additions to allowance for doubtful accounts	(9)	(32)
Allowance for doubtful accounts – ending	(58)	(63)
9.    OTHER CURRENT ASSETS

As at (millions of dollars)	September 30, 2023	December 31, 2022
Prepaid expenses and other assets	82	62
Regulatory assets (Note 12)	67	189
Materials and supplies	34	25
Derivative assets (Note 17)	—	5
	183	281
10.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	September 30, 2023	December 31, 2022
Property, plant and equipment	38,396	37,218
Less: accumulated depreciation	(13,821)	(13,371)
	24,575	23,847
Construction in progress	1,723	1,230
	26,298	25,077
11. INTANGIBLE ASSETS

As at (millions of dollars)	September 30, 2023	December 31, 2022
Intangible assets	1,344	1,184
Less: accumulated depreciation	(799)	(743)
	545	441
Development in progress	100	167
	645	608

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	September 30, 2023	December 31, 2022
Regulatory assets:
Deferred income tax regulatory asset	2,961	2,724
Post-retirement and post-employment benefits - non-service cost	105	141
Environmental	67	93
Rural and Remote Rate Protection variance	29	25
Stock-based compensation	28	34
Conservation and Demand Management (CDM) variance	5	25
Deferred tax asset sharing	5	73
Other	53	38
Total regulatory assets	3,253	3,153
Less: current portion	(67)	(189)
	3,186	2,964

Regulatory liabilities:
Post-retirement and post-employment benefits	506	506
Pension benefit regulatory liability	476	358
Distribution rate riders	112	2
Earnings sharing mechanism deferral (ESM)	62	75
Retail settlement variance account (RSVA)	57	53
Tax rule changes variance	38	100
External revenue variance	28	50
Asset removal costs cumulative variance	28	41
Capitalized overhead tax variance	26	16
Pension cost differential	9	26
Deferred income tax regulatory liability	4	4
Green energy expenditure variance	—	5
Other	34	26
Total regulatory liabilities	1,380	1,262
Less: current portion	(73)	(139)
	1,307	1,123
Deferred Tax Asset Sharing
At September 30, 2023, Hydro One has a regulatory asset of $5 million (December 31, 2022 - $73 million) representing the interest accrued within the Transmission Business on the cumulative DTA amounts shared with ratepayers over the 2017 to 2021 period. At December 31, 2022, the regulatory asset of $73 million consists of $24 million and $49 million for Hydro One Networks’ distribution and transmission segments, respectively. The principal balance of this regulatory account was fully recovered as at June 30, 2023. The Company will seek recovery of the remaining interest balance in the next rate application.
Post-Retirement and Post-Employment Benefits - Non-Service Cost
This balance includes the rider established for the disposition of the approved balances from Hydro One Networks' JRAP for 2023-2027 rates.
Distribution Rate Riders
As part of the decision received in November 2022 for Hydro One Networks' JRAP, the OEB approved the disposition of certain deferral and variance account balances as at December 31, 2020, including accrued interest. These approved balances, including those for RSVA, tax rule changes variance, pension cost differential, and ESM were accumulated in distribution rate riders which makes up the majority of this balance. The amounts are being disposed of over a period of 36 months ending December 31, 2025.

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
13.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	September 30, 2023	December 31, 2022
Deferred pension assets (Note 18)	476	358
Right-of-Use assets	49	56
Investments	41	35
Other long-term assets	13	12
	579	461
14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	September 30, 2023	December 31, 2022
Accrued liabilities	835	683
Accounts payable	241	295
Accrued interest	147	120
Regulatory liabilities (Note 12)	73	139
Environmental liabilities	20	25
Lease obligations	11	12
	1,327	1,274
15.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	September 30, 2023	December 31, 2022
Post-retirement and post-employment benefit liability (Note 18)	1,415	1,376
Environmental liabilities	47	68
Lease obligations	37	43
Asset retirement obligations	30	28
Other long-term liabilities	32	30
	1,561	1,545
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s revolving standby credit facilities totalling $2,300 million.
At September 30, 2023, Hydro One’s consolidated committed, unsecured, and revolving credit facilities (Operating Credit Facilities) totalling $2,550 million included Hydro One's credit facilities of $250 million and Hydro One Inc.'s credit facilities of $2,300 million. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. On June 1, 2023, the maturity date for the Operating Credit Facilities was extended from 2027 to 2028. At September 30, 2023, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At September 30, 2023, no debt securities have been issued by HOHL.

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
Long-Term Debt
The following table presents long-term debt outstanding at September 30, 2023 and December 31, 2022:

As at (millions of dollars)	September 30, 2023	December 31, 2022
Hydro One Inc. long-term debt (a)	14,120	13,245
Hydro One long-term debt (b)	425	425
HOSSM long-term debt (c)	—	133
	14,545	13,803
Add: Net unamortized debt premiums	8	8
Less: Unamortized deferred debt issuance costs	(51)	(48)
Total long-term debt	14,502	13,763

Less: Long-term debt payable within one year	(700)	(733)
	13,802	13,030
(a) Hydro One Inc. long-term debt
At September 30, 2023, long-term debt of $14,120 million (December 31, 2022 - $13,245 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million and expires in July 2024. At September 30, 2023, $1,775 million remained available for issuance under the MTN Program prospectus. During the three and nine months ended September 30, 2023 $425 million and $1,475 million long-term debt was issued, respectively, (2022 - $nil) and $600 million long-term debt was repaid (2022 - $600 million).
See Note 28 - Subsequent Events for long-term debt issued under Hydro One Inc.'s MTN Program subsequent to September 30, 2023.
(b) Hydro One long-term debt
At September 30, 2023, long-term debt of $425 million (December 31, 2022 - $425 million) was outstanding under Hydro One's short form base shelf prospectus (Universal Base Shelf Prospectus). On August 15, 2022, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 16, 2024. At September 30, 2023, no securities have been issued under the Universal Base Shelf Prospectus. During the three and nine months ended September 30, 2023 and 2022, no long-term debt was issued or repaid.
(c) HOSSM long-term debt
On June 16, 2023, the HOSSM long-term debt matured and was fully repaid, leaving no debt outstanding at September 30, 2023 (December 31, 2022 - $133 million). During the three months ended September 30, 2023 and 2022, no debt was issued or repaid. During the nine months ended September 30, 2023, $131 million of long-term debt was repaid (2022 - $1 million) and no long-term debt was issued.
Principal and Interest Payments
At September 30, 2023, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	700	589	2.5
Year 2	750	568	2.3
Year 3	925	547	4.0
Year 4	—	516	—
Year 5	1,175	495	3.6
	3,550	2,715	3.3
Years 6-10	3,450	2,061	4.0
Thereafter	7,545	3,684	4.5
	14,545	8,460	4.0

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At September 30, 2023 and December 31, 2022, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023		December 31, 2022
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	14,502	13,190	13,763	13,026
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At September 30, 2023 and December 31, 2022, Hydro One Inc. had no fair value hedges.
Cash Flow Hedges
At September 30, 2023 and December 31, 2022, Hydro One Inc. had $nil and a total of $800 million, respectively, in pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges were intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.
At September 30, 2023 and December 31, 2022, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at September 30, 2023 and December 31, 2022 is as follows:

As at September 30, 2023 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	14,502	13,190	—	13,190	—

As at December 31, 2022 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 9)
Cash flow hedges, including current portion	5	5	—	5	—

Liabilities:
Long-term debt, including current portion	13,763	13,026	—	13,026	—
The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the nine-months ended September 30, 2023 or the year ended December 31, 2022.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

12

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would have resulted in an increase to financing charges for the three and nine months ended September 30, 2023 of $3 million and $7 million, respectively. There would have been no significant decrease in Hydro One’s net income for the three and nine months ended September 30, 2022.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as OCI or OCL and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the three months ended September 30, 2023, there was a $nil after-tax change (2022 - $3 million gain), $nil before-tax change (2022 - $4 million gain), recorded in OCI, and a $nil after-tax realized gain (2022 - $1 million gain), $nil before-tax gain (2022 - $2 million gain), reclassified to financing charges. During the nine months ended September 30, 2023, a $2 million after-tax change (2022 - $11 million gain), $3 million before-tax change (2022 - $15 million gain), was recorded in OCI, and a $2 million after-tax realized gain (2022 - $1 million loss), $2 million before-tax gain (2022 - $2 million loss), was reclassified to financing charges. This resulted in an accumulated other comprehensive income (AOCI) of $nil related to cash flow hedges at September 30, 2023 (December 31, 2022 - $4 million).
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 18 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At September 30, 2023 and 2022, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At September 30, 2023 and 2022, there was no material accounts receivable balance due from any single customer.
At September 30, 2023, the Company’s allowance for doubtful accounts was $58 million (December 31, 2022 - $63 million). The allowance for doubtful accounts reflects the Company's Current Expected Credit Loss (CECL) for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At September 30, 2023, approximately 5% (December 31, 2022 - 4%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. At September 30, 2023, there was no counterparty party risk. At September 30, 2022, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
At September 30, 2023, $1,775 million remained available for issuance under the MTN Program prospectus, and $2,000 million remained available for issuance under the Universal Base Shelf Prospectus.

13

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
On November 22, 2022, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that would otherwise have expired in January 2023. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in December 2024. At September 30, 2023, no securities have been issued under the US Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit (recovery) costs for the three and nine months ended September 30, 2023 and 2022:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30 (millions of dollars)	2023	2022	2023	2022
Current service cost	24	53	13	16
Interest cost	98	71	19	15
Expected return on plan assets, net of expenses[1]	(141)	(127)	—	—
Amortization of prior service (credit) cost	(1)	1	3	2
Amortization of actuarial (gains) losses	(4)	15	(7)	—
Net periodic benefit (recovery) costs	(24)	13	28	33

Charged to results of operations[2]	1	10	14	17

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30 (millions of dollars)	2023	2022	2023	2022
Current service cost	74	161	39	48
Interest cost	296	213	56	45
Expected return on plan assets, net of expenses[1]	(425)	(381)	—	—
Amortization of prior service (credit) cost	(2)	2	7	9
Amortization of actuarial (gains) losses	(14)	45	(21)	1
Net periodic benefit (recovery) costs	(71)	40	81	103

Charged to results of operations[2]	14	26	50	58
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2023 is 7.00% (2022 - 6.00%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and nine months ended September 30, 2023, pension costs of $2 million (2022 - $27 million) and $48 million (2022 - $66 million), respectively, were attributed to labour, of which $1 million (2022 - $10 million) and $14 million (2022 - $26 million), respectively, was charged to operations, and $1 million (2022 - $17 million) and $34 million (2022 - $40 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
Transfers from Other Plans
Hydro One and Inergi LP agreed to transfer the employment of certain Inergi LP employees (Transferred Employees) to Hydro One Networks. Employees related to the Information Technology Operations, Finance and Accounting, Payroll, Source to Pay, Settlements and certain Shared Services functions transferred over a period ending January 1, 2022. The Transferred Employees who are participants in the Inergi LP Pension Plan (Inergi Plan) became participants in the Hydro One Pension Plan (the Plan) upon transfer to Hydro One Networks. On March 2, 2023, the assets and liabilities of the Inergi Plan were transferred to the Plan. The value of assets and liabilities of the Inergi Plan transferred to the Plan were approximately $378 million and $333 million, respectively, at the date of transfer. Inergi and Hydro One Networks also agreed to transfer OPEB liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans, which occurred on the date of transfer of each group of Transferred Employees.
The transfer of Finance and Accounting, Payroll and certain Shared Services functions occurred on January 1, 2022 and the transfer of the OPEB liability of $9 million related to these Employees was completed in the first quarter of 2022. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totalling $10 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over

14

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022 the expected average remaining service lifetime (EARSL) of the Finance and Accounting, Payroll and certain Shared Services employees.
Eligible Inergi retirees were transferred to the Plan on June 1, 2023. The transfer of the OPEB liability of $15 million related to these retirees was completed in the second quarter of 2023. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totalling $3 million was transferred to Hydro One, in accordance with the agreement. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of OPEB liabilities are being recognized in net income over the expected average remaining life expectancy of the Retirees and Other Former Members employees.
19.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At September 30, 2023, the Company had 599,076,993 (December 31, 2022 - 598,714,704) common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At September 30, 2023 and December 31, 2022, the Company had no preferred shares issued and outstanding.
20.    DIVIDENDS
During the three months ended September 30, 2023, common share dividends in the amount of $177 million (2022 - $167 million) were declared and paid.
During the nine months ended September 30, 2023, common share dividends in the amount of $522 million (2022 - $494 million) were declared and paid. See Note 28 - Subsequent Events for dividends declared subsequent to September 30, 2023.
21.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the Long-term Incentive Plan (LTIP), which are calculated using the treasury stock method.

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022

Net income attributable to common shareholders (millions of dollars)	357	307	904	872

Weighted-average number of shares
Basic	599,076,945	598,714,580	598,956,102	598,583,491
Effect of dilutive stock-based compensation plans	1,500,464	1,888,712	1,617,264	2,038,846
Diluted	600,577,409	600,603,292	600,573,366	600,622,337

EPS
Basic	$0.60	$0.51	$1.51	$1.46
Diluted	$0.59	$0.51	$1.51	$1.45

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
22.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and nine months ended September 30, 2023 and 2022 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of share grants)	2023	2022	2023	2022
Share grants outstanding - beginning	1,827,666	2,273,679	2,189,616	2,662,000
Granted	339	—	339	—
Vested and issued[1]	(339)	—	(362,289)	(388,321)
Share grants outstanding - ending	1,827,666	2,273,679	1,827,666	2,273,679
1 During the nine months ended September 30, 2023, Hydro One issued 362,289 (2022 - 388,321) common shares from treasury to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and nine months ended September 30, 2023 and 2022 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2023	2022	2023	2022
DSUs outstanding - beginning	92,418	90,999	99,939	80,813
Granted	5,303	4,606	27,886	14,792
Paid	—	—	(30,104)	—
DSUs outstanding - ending	97,721	95,605	97,721	95,605
At September 30, 2023, a liability of $3 million (December 31, 2022 - $4 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $34.58 (December 31, 2022 - $36.27). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and nine months ended September 30, 2023 and 2022 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2023	2022	2023	2022
DSUs outstanding - beginning	138,081	125,866	118,505	90,240
Granted	1,063	1,013	20,639	36,639
Paid	(5,778)	—	(5,778)	—
DSUs outstanding - ending	133,366	126,879	133,366	126,879
At September 30, 2023, a liability of $5 million (December 31, 2022 - $4 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $34.58 (December 31, 2022 - $36.27). This liability is included in other long-term liabilities on the consolidated balance sheets.

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and nine months ended September 30, 2023 and 2022 is presented below:

	Three months ended September 30				Nine months ended September 30
	PSUs		RSUs		PSUs		RSUs
(number of units)	2023	2022	2023	2022	2023	2022	2023	2022
Units outstanding - beginning	142,067	—	188,013	—	—	—	—	—
Granted	1,007	—	3,608	—	143,074	—	191,621	—
Forfeited	(1,312)	—	(2,623)	—	(1,312)	—	(2,623)	—
Units outstanding - ending	141,762	—	188,998	—	141,762	—	188,998	—
The grant date total fair value of the awards granted during the three and nine months ended September 30, 2023 was $nil and $12 million (2022 – $nil and $nil), respectively. The compensation expense related to these awards recognized by the Company during the three and nine months ended September 30, 2023 was $1 million and $2 million (2022 – $nil and $nil), respectively.
Society RSU Plan
A summary of RSU awards activity under the Society RSU Plan during the three and nine months ended September 30, 2023 and 2022 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of RSUs)	2023	2022	2023	2022
RSUs outstanding - beginning	—	36,556	36,124	71,053
Granted	—	—	—	1,667
Vested and issued	—	—	(33,031)	(34,346)
Settled	—	—	(2,964)	(1,106)
Forfeited	—	—	(129)	(712)
RSUs outstanding - ending	—	36,556	—	36,556
23.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% ownership at September 30, 2023. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. Ontario Charging Network (OCN LP) is a joint-venture limited partnership between OPG and a subsidiary of Hydro One. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2023 and 2022:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2023	2022	2023	2022
Province	Dividends paid	83	79	246	233
IESO	Power purchased	451	553	1,596	1,739
	Revenues for transmission services	589	558	1,694	1,586
	Amounts related to electricity rebates	199	259	628	803
	Distribution revenues related to rural rate protection	63	62	187	183
	Distribution revenues related to supply of electricity to remote northern communities	12	8	35	26
	Distribution revenues related to Wataynikaneyap Power LP	14	—	41	—
	Funding received related to CDM programs	—	2	1	2
OPG[1]	Power purchased	5	1	12	12
	Revenues related to provision of services and supply of electricity	2	2	6	6
	Capital contribution received from OPG	1	3	4	5
	Costs related to the purchase of services	—	1	1	2
OEFC	Power purchased from power contracts administered by the OEFC	—	1	1	2
OEB	OEB fees	3	2	9	7
OCN LP2	Investment in OCN LP	—	3	—	4
1    OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Note 26 - Commitments for details related to the OCN Guarantee.
2 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
24.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2023	2022	2023	2022
Accounts receivable	2	(59)	19	(45)
Due from related parties	(3)	24	(17)	5
Materials and supplies (Note 9)	8	(2)	(9)	(3)
Prepaid expenses and other assets (Note 9)	1	(2)	(20)	(15)
Other long-term assets (Note 13)	1	(1)	(1)	(2)
Accounts payable	(53)	15	(77)	(37)
Accrued liabilities (Note 14)	37	(34)	152	54
Due to related parties	(1)	22	(176)	(117)
Accrued interest (Note 14)	8	20	27	8
Long-term accounts payable and other long-term liabilities (Note 15)	1	(3)	2	4
Post-retirement and post-employment benefit liability	17	7	60	41
	18	(13)	(40)	(107)
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and nine months ended September 30, 2023 and 2022. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended September 30, 2023			Nine months ended September 30, 2023
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(599)	(39)	(638)	(1,690)	(96)	(1,786)
Reconciling items	18	3	21	47	1	48
Cash outflow for capital expenditures	(581)	(36)	(617)	(1,643)	(95)	(1,738)

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(473)	(28)	(501)	(1,474)	(88)	(1,562)
Reconciling items	(5)	—	(5)	22	7	29
Cash outflow for capital expenditures	(478)	(28)	(506)	(1,452)	(81)	(1,533)
Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2023	2022	2023	2022
Net interest paid	149	110	421	374
Income taxes paid	10	4	43	26
25.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
26.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at September 30, 2023 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	84	56	25	6	6	13
Capital agreements	4	45	75	—	—	—
Long-term software/meter agreement	2	11	4	1	1	3
Outsourcing and other agreements
In February 2021, Hydro One entered into a three-year agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024 and includes an option to extend for two additional one-year terms at Hydro One's discretion. In June 2023, Hydro One provided Capgemini Canada Inc. with notice to extend the agreement, effective March 1, 2024 and to expire March 1, 2026.
Capital Agreements
In the course of business, Hydro One has entered into agreements committing to the purchase of specified equipment from various suppliers upon successful completion of certain milestones. As at September 30, 2023, Hydro One has committed to future contingent payments of $124 million.
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at September 30, 2023 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—		2,550	—
Letters of credit[1]	171	—	—	—	—	—
Guarantees[2]	517	—	—	—	—	—
1 Letters of credit consist of $163 million letters of credit related to retirement compensation arrangements, a $7 million letter of credit provided to the IESO for prudential support, and $1 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. OPG has provided a $3 million guarantee to Hydro One related to the OCN Guarantee.
27.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities, investments including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, and the operations of the Company’s telecommunications business. The Other Segment includes a portion of the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it not to be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

19

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022

Three months ended September 30, 2023 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	594	1,329	11	1,934
Purchased power	—	854	—	854
Operation, maintenance and administration	111	162	20	293
Depreciation, amortization and asset removal costs	132	114	2	248
Income (loss) before financing charges and income tax expense	351	199	(11)	539

Capital investments	384	249	5	638

Three months ended September 30, 2022 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	562	1,458	11	2,031
Purchased power	—	963	—	963
Operation, maintenance and administration	106	173	17	296
Depreciation, amortization and asset removal costs	130	107	3	240
Income (loss) before financing charges and income tax expense	326	215	(9)	532

Capital investments	311	185	5	501

Nine months ended September 30, 2023 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,708	4,123	34	5,865
Purchased power	—	2,662	—	2,662
Operation, maintenance and administration	358	535	64	957
Depreciation, amortization and asset removal costs	386	354	7	747
Income (loss) before financing charges and income tax expense	964	572	(37)	1,499

Capital investments	1,055	714	17	1,786

Nine months ended September 30, 2022 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,597	4,289	32	5,918
Purchased power	—	2,829	—	2,829
Operation, maintenance and administration	302	517	51	870
Depreciation, amortization and asset removal costs	385	343	7	735
Income (loss) before financing charges and income tax expense	910	600	(26)	1,484

Capital investments	899	646	17	1,562
Total Assets by Segment:

As at (millions of dollars)	September 30, 2023	December 31, 2022
Transmission	19,683	18,778
Distribution	12,491	11,893
Other	313	786
Total assets	32,487	31,457
Total Goodwill by Segment:

As at (millions of dollars)	September 30, 2023	December 31, 2022
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.

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HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2023 and 2022
28.    SUBSEQUENT EVENTS
Debt Issuance
On October 20, 2023, Hydro One Inc. issued $400 million of green bonds (Series 57 notes) under its MTN Program with a maturity date of October 20, 2025 and a coupon rate of 5.54%. Concurrently, Hydro One Inc. executed a $400 million fixed-to-floating interest rate swap agreement to convert these notes into daily compounded variable rate debt.
Dividends
On November 7, 2023, common share dividends of $178 million ($0.2964 per common share) were declared.

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